

February 27, 2023

Paul Prager
Chief Executive Officer
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

      Re: TeraWulf Inc.
          Amendment No. 2 to Registration Statement on Form S-3
          Filed February 14, 2023
          File No. 333-268563

Dear Paul Prager:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-3

Exhibits

1. Revise your exhibit index to include active hyperlinks to all exhibits, including those you incorporate by reference. Refer to Rule 105(d) of Regulation S-T.

2. We note the redaction of certain exhibits filed and your notation of "redactions made" at the top of those exhibits. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of the filed version of each redacted exhibit that certain identified information has been excluded from the exhibit because it both (i) is not material. Additionally, include a notation in the exhibit index indicating that portions of the exhibit have been omitted.

Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Huntington